EXHIBIT 12

ROCK-TENN COMPANY

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands, except ratios)

	2004	2005	2006	2007	2008
Fixed Charges:
Interest expense	$22.8	$35.7	$54.2	$48.7	$82.9
Amortization of debt issuance costs	0.8	0.9	1.4	1.1	5.7
Interest capitalized during period	0.3	0.5	0.8	0.8	0.8
Portion of rent expense representative of interest	6.3	6.6	6.6	6.5	7.8

FIXED CHARGES	$30.2	$43.7	$63.0	$57.1	$97.2

Earnings:
Pretax income from continuing operations and before the cumulative effect of a change in accounting principle	$10.5	$19.9	$38.6	$127.0	$126.1
Share of distributed income of unconsolidated entities net of equity pick-up	(0.1)	1.0	(1.9)	(1.1)	(0.1)
Fixed charges	30.2	43.7	63.0	57.1	97.2
Interest capitalized during period	(0.3)	(0.5)	(0.8)	(0.8)	(0.8)
Amortization of interest capitalized	0.7	0.7	0.7	0.7	0.6

Earnings	$41.0	$64.8	$99.6	$182.9	$223.0

Ratio of Earnings to Fixed Charges	1.36	1.48	1.58	3.20	2.29